UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                         INTERNATIONAL HOME FOODS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PER SHARE PAR VALUE
                         (Title of Class of Securities)

                                    459655106
                                 (CUSIP Number)

James P. O'Donnell                                           David L. Hefflinger
Executive Vice President, Chief Financial                 McGrath, North, Mullin
Officer and Corporate Secretary                                    & Kratz, P.C.
ConAgra, Inc.                                        1400 One Central Park Plaza
One ConAgra Drive                                               Omaha, NE  68102
Omaha, NE  68102                                                  (402) 341-3070
(402) 595-4000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 22, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 459655106                                                  Page 2 of 7

         1)       Names of Reporting Persons
                  I.R.S. Identification No. of Above Person:

                  ConAgra, Inc.              47-0248710

         2)       Check the Appropriate Box if a Member of a Group:
                  (a)
                  (b)

         3)       SEC Use Only:

         4)       Source of Funds (See Instructions):
                           00

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         6)       Citizenship or Place of Organization:
                           Delaware

         Number of Shares         (7) Sole Voting Power:                   0
         Beneficially             (8) Shared Voting Power:        33,816,582 (1)
         Owned by Each            (9) Sole Dispositive Power:              0
         Reporting Person         (10) Shared Dispositive Power:           0
         With

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                          33,816,582 (1)

         12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

         13)      Percent of Class Represented by Amount in Row (11):
                          45.6%

         14)      Type of Reporting Person (See Instructions):
                          CO

---------------

(1) Includes 1,853,581 shares subject to options exercisable within 60 days. See Item 5.



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CUSIP No. 459655106                                                  Page 3 of 7

ITEM 1.  SECURITY AND ISSUER

     This Statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $.01 per share (the "International Home Foods Common Stock"), of International Home Foods, Inc., a Delaware corporation ("International Home Foods"). The principal executive offices of International Home Foods are located at 100 Northfield Street, Greenwich, Connecticut 06830.

ITEM 2.  IDENTITY AND BACKGROUND

     This Statement is being filed by ConAgra, Inc., a Delaware corporation ("ConAgra"). The address of ConAgra's principal executive office is One ConAgra Drive, Omaha, Nebraska 68102. ConAgra is a diversified international food company.

     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of ConAgra is set forth in
Schedule I hereto and is incorporated herein by reference.

     During the last five years, neither ConAgra, nor to the knowledge of ConAgra, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

     For information about the executive officers and directors of ConAgra,  see
Schedule I.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     See Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

Merger Agreement

     ConAgra and International Home Foods entered into an Agreement and Plan of Merger dated June 22, 2000 (the "Merger Agreement") whereby International Home Foods will merge with and into CAG Acquisition Sub, Inc., a wholly-owned subsidiary of ConAgra (the "Merger"). CAG Acquisition Sub, Inc. will survive the Merger as a wholly-owned subsidiary of ConAgra, and will continue its corporate existence under Delaware law (the "Surviving Corporation"). In the Merger, International Home Foods stockholders will receive cash and shares of ConAgra common stock, par value $5.00 per share (the "ConAgra Common Stock"), pursuant to the terms and conditions described in the Merger Agreement. The Merger is subject to regulatory and stockholder approval by the stockholders of International Home Foods.


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CUSIP No. 459655106                                                  Page 4 of 7


     As a condition and inducement to ConAgra's willingness to enter into the Merger Agreement, certain stockholders of International Home Foods entered into voting agreements described below.

Voting Agreements

     Hicks Muse Group Voting Agreements. Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM3/IH Partners, L.P. and HM3 Coinvestors, L.P. (the "Hicks Muse Group"), holders in the aggregate of 31,525,012 shares of International Home Foods Common Stock, approximately 42.5% of the outstanding International Home Foods Common Stock, entered into voting agreements (the "Hicks Muse Group Voting Agreements") with ConAgra and International Home Foods and (i) agreed to revoke any previous proxies for voting its shares of International Home Foods Common Stock; (ii) irrevocably agreed to vote all of its shares of International Home Foods Common Stock for the adoption of the Merger Agreement and against any takeover transaction or other action likely to adversely affect the Merger; and
(iii) granted ConAgra an irrevocable proxy to vote its shares of International Home Foods Common Stock in accordance with the terms of the Hicks Muse Group Voting Agreements. The Hicks Muse Group Voting Agreements terminate on the earlier of (i) the effective time of the Merger or (ii) the termination of the Merger Agreement in accordance with its terms.

     The Hicks Muse Group has further agreed, in its capacity as an International Home Foods stockholder, that, prior to the effective time, it will not directly or indirectly (including through its agents or representatives) (i) solicit or initiate any proposal for a takeover proposal involving International Home Foods; or (ii) negotiate or otherwise engage in discussions or agreements with any person (other than ConAgra or its representatives) about a takeover proposal involving International Home Foods.

     Metropoulos Voting Agreement. C.D. Metropoulos, Chairman of the Board and Chief Executive Officer of International Home Foods, holds 437,989 shares of International Home Foods Common Stock and options that are currently exercisable to purchase 1,853,581 shares of International Home Foods Common Stock, which are in the aggregate approximately 3.1% of the outstanding International Home Foods Common Stock.

     Mr. Metropoulos also entered into a voting agreement with ConAgra and International Home Foods (the "Metropoulos Voting Agreement"). The Metropoulos Voting Agreement contains the terms described above under "Hicks Muse Group Voting Agreements."

Registration Rights Agreement

     Mr. Metropoulos and the Hicks Muse Group are also parties to a registration rights agreement with ConAgra (the "Registration Rights Agreement"), which was entered into in connection with the Merger. The Registration Rights Agreement requires ConAgra to register shares of ConAgra Common Stock, received by the parties to the Registration Rights Agreement, with the Securities and Exchange Commission for resales following the Merger.


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CUSIP No. 459655106                                                  Page 5 of 7

Plans or Proposals

     The certificate of incorporation and bylaws of CAG Acquisition Sub, Inc., as in effect immediately prior to the effective time, will be the certificate of incorporation and bylaws of the Surviving Corporation. The officers and directors of CAG Acquisition Sub, Inc. immediately prior to the effective time will be the officers and directors of the Surviving Corporation upon the completion of the Merger.

     Shares of International Home Foods common stock will also be delisted from the New York Stock Exchange in connection with the Merger.

     Other than as described in this Schedule 13D, neither ConAgra nor the persons identified in Schedule I attached hereto presently has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     All references to and descriptions of the Merger Agreement, the Hicks Muse Group Voting Agreements, the Metropoulos Voting Agreement and the Registration Rights Agreement are qualified in their entirety by references to copies of the Merger Agreement, the Hicks Muse Group Voting Agreements, the Metropoulos Voting Agreement and the Registration Rights Agreement, which are incorporated into this Schedule 13D by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) ConAgra may be deemed to be the beneficial owner of an aggregate of 33,816,582 shares of International Home Foods Common Stock (of which 1,853,581 are acquirable by Mr. Metropoulos upon exercise of options) constituting approximately 45.6% of the outstanding International Home Foods Common Stock (based on 74,130,049 shares of International Home Foods Common Stock outstanding on May 31, 2000 pursuant to information received from International Home Foods).

     (b) The table below summarizes the number of shares of International Home Foods Common Stock over which ConAgra may be deemed to have sole voting and dispositive power and shared voting and dispositive power.


========================================================== =========================== ======================
                                                                     Voting                 Dispositive
---------------------------------------------------------- ----------- --------------- ---------- -----------
                                                              Sole         Shared        Sole       Shared
---------------------------------------------------------- ----------- --------------- ---------- -----------
Owned by Conagra directly.............................         0             0             0          0
---------------------------------------------------------- ----------- --------------- ---------- -----------
Hicks, Muse, Tate & Furst Equity                               0         30,649,966        0          0
   Fund III, L.P. Voting Agreement...................
---------------------------------------------------------- ----------- --------------- ---------- -----------
HM3/IH Partners, L.P. Voting Agreement................         0          153,633          0          0
---------------------------------------------------------- ----------- --------------- ---------- -----------
HM3 Coinvestors, L.P. Voting Agreement................         0          721,413          0          0
---------------------------------------------------------- ----------- --------------- ---------- -----------
Metropoulos Voting Agreement..........................         0         2,291,570*        0          0
========================================================== =========== =============== ========== ===========

* Includes 1,853,581 shares subject to options exercisable within 60 days.


CUSIP No. 459655106                                                  Page 6 of 7


     (c)  ConAgra  has  not   effected  any   transactions   in  the  shares  of
International Home Foods Common Stock within the preceding sixty (60) days.

     (d) Not Applicable.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth in this Schedule 13D, to the best knowledge of ConAgra, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto and between such persons and any person with respect to any securities of International Home Foods, including but not limited to, transfer or voting of any of the securities of International Home Foods, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of International Home Foods.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1. Schedule I

     2. Agreement and Plan of Merger dated as of June 22, 2000, among ConAgra, Inc., CAG Acquisition Sub, Inc. and International Home Foods, Inc.*

     3. Stock Voting Agreement dated as of June 22, 2000, by and between ConAgra, Inc., International Home Foods, Inc. and Hicks, Muse, Tate & Furst Equity Fund III, L.P.*

     4. Stock Voting Agreement dated as of June 22, 2000, by and between ConAgra, Inc., International Home Foods, Inc. and HM3/IH Partners, L.P.*

     5. Stock Voting Agreement dated as of June 22, 2000, by and between ConAgra, Inc., International Home Foods, Inc. and HM3 Coinvestors, L.P.*

     6. Stock Voting Agreement dated as of June 22, 2000, by and between ConAgra, Inc., International Home Foods, Inc. and C. Dean Metropoulos.*

     7. Registration Rights Agreement dated as of June 22, 2000, by and among ConAgra, Inc. and the parties signatory thereto.*

 --------------------

* Incorporated by referenced from ConAgra's Current Report on Form 8-K dated June 22, 2000.


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CUSIP No. 459655106                                                  Page 7 of 7


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this Schedule 13D is true, complete and correct.

     DATED this 28 day of June, 2000.

                                         CONAGRA, INC.

                                       By:  /s/ James P. O'Donnell
                                          James P. O'Donnell
                                          Executive Vice President,
                                          Chief Financial Officer and
                                            Corporate Secretary

                                  EXHIBIT INDEX

Exhibit                    Description

Exhibit 1    Schedule I

Exhibit 2 Agreement and Plan of Merger dated as of June 22, 2000, by and among ConAgra, Inc., CAG Acquisition Sub, Inc. and International Home Foods, Inc.*

Exhibit 3 Stock Voting Agreement dated as of June 22, 2000, by and between ConAgra, Inc., International Home Foods, Inc. and Hicks, Muse, Tate & Furst Equity Fund III, L.P.*

Exhibit 4 Stock Voting Agreement dated as of June 22, 2000, by and between ConAgra, Inc., International Home Foods, Inc. and HM3/IH Partners, L.P.*

Exhibit 5 Stock Voting Agreement dated as of June 22, 2000, by and between ConAgra, Inc., International Home Foods, Inc. and HM3 Coinvestors, L.P.*

Exhibit 6 Stock Voting Agreement dated as of June 22, 2000, by and between ConAgra, Inc., International Home Foods, Inc. and C. Dean Metropoulos*

Exhibit 7 Registration Rights Agreement dated as of June 22, 2000, by and among ConAgra, Inc. and the parties signatory thereto*

-----------------------

* Incorporated by reference from ConAgra's Current Report on Form 8-K dated June 22, 2000.


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